Marathon Bar Corp.
427 N. Tatnall St. #32607
Wilmington DE 19801-2230
Tel: (866) 365-8141
Fax:(866) 365-8141

January 13 2012

By Edgar

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Marathon Bar Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 12, 2012
File No. 333-178230

Dear Mr. Schwall:

Marathon Bar Corp. acknowledges receipt of the letter dated January 12, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Seconded Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
We remind you of prior comments 1 and 2 from our letter dated December 27, 2011. In that regard, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

Response:             We have set forth in this response letter numbered responses which clearly identify the page(s) of the Second Amended Draft where we have provided the Staff with responsive disclosure.

2.	Please incorporate the revised disclosures that you indicate in response to prior comments 5 and 16.

Response:             Revised.  We have revised the risk factor at the bottom of page 13 to delete the mention of organic cookery and inserted sports energy bar market. Please see the Second Amended Draft.

IT MAY BE IMPOSSIBLE TO HIRE ADDITIONAL EXPERIENCED PROFESSIONALS, IF NECESSARY, AND WE MAY HAVE TO SUSPEND OR CEASE OPERATIONS

Since our management does not have prior experience in the selling of products and services for the sports energy bar market, we may need to hire additional experienced personnel to assist us with the operations. If we need the additional experienced personnel and we cannot hire them, we could fail in our plan of operations and have to suspend operations or cease them entirely.

Moreover, as planned, we anticipate the need of contracting nutritionists to help us in the development of organic sports energy bars and information concerning the distribution of such products, as our sole Officer and Director has limited experience in this field. If we do not succeed in finding, contracting or retaining skilled nutritionists  and sports enthusiasts, an important part of our business will be affected, which may lead to the suspension of our operation or the cession of it completely.

We have also revised the Capital Resources and Liquidity Section on page 26 of the Second Amended Draft to disclose that unless we are able to raise the full offering amount then we will not have sufficient funds to meet all of our capital needs for the next 12 months. In the event of the failure to complete our offering we would need to seek capital from other resources such as debt financing, which may not even be available to us.  Please see the Second Amended Draft.

Description of Business, page 18

Properties, page 21

3.
We note your response to prior comment 8. Please clarify your reference to “shared office services,” and file the service agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Response:             Revised.  We have revised the Description of the Business Section on page 21 of the Second Amended Draft to clarify that we do not have a shared office rather a virtual mail address and we use a room at the premises of our President for our operations in Israel. Please see the Second Amended Draft.

4.	Your disclosures indicate that you intend to pursue a business plan local to Israel. Please include disclosures with respect to your Israeli operations as Item 102 of Regulation S-K requires.

Response:             Revised.  We have revised the Description of the Business Section on pages 6 and 21 of the Second Amended Draft to revise our disclosure with respect to our properties in order to undertake operations in Israel. Please see the Second Amended Draft.

Competitive Advantages, page 20

5.	Please identify your competing “local Israeli based company” by name, and

Response:             Revised.  We have revised the Description of the Competitive Advantages on page 20 of the Second Amended Draft to identify of On Target Sports as the competing local Israeli based company providing competitive services. Please see the Second Amended Draft.

6.
We note your response to prior comment 14 and reissue such comment. Please explain the basis for your qualitative conclusions in the last two sentences of this paragraph. In that regard, we note your disclosures indicate your management’s lack of experience, your lack of operations, and that you have not taken any concrete steps in commencing your business plan.

Response:             Revised.  We have revised the Competitive Advantages Section on page 20 of the Second Amended Draft to explain the basis for our qualitative conclusions in the last two sentences of this paragraph. While we continue to indicate our management’s lack of prior experience we have revised the disclosure on page __ of the Second Amended Draft to set forth what operations have occurred and disclosed the specific concrete steps we have taken to commence the activities described in our business plan.  Please see the Second Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

7.
We note your response to our prior comment 15 and reissue our comment. Please revise your tabular disclosure on page 24 to ensure that all sums presented are clerically accurate. We also note the quarterly amounts provided in your tabular presentation for your Plan of Operations if 100% of your shares are sold appear to be a duplicate of your presentation if 50% of your shares are sold.

Response:             Revised.  We have revised our tabular disclosure on page 24 of the Second Amended Draft to ensure that the sums presented are clerically accurate and the quarterly amounts provided in our tabular presentation for our Plan of Operations of the Second Amended Draft.  Please see the Second Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Israel Menahem Vizel
President and Chief Financial Officer.

VIA EDGAR
cc:          Caroline Kim, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

Norman von Holtzendorff, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance - Edgar